NATURAL GAS SYSTEMS, INC.
                                   Suite 1340
                                   820 Gessner
                              Houston, Texas 77024
                                 (713) 935-0122


                                 March 22, 2006


VIA ELECTRONIC TRANSMISSION
---------------------------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0405

Re:   Natural Gas Systems, Inc.
      Registration Statements on Form SB-2
      Registration No. 333-125564
      ---------------------------

Ladies and Gentlemen:

On behalf of Natural Gas Systems, Inc., a Nevada corporation, the undersigned hereby requests that the Securities and Exchange Commission issue an order declaring the above-referenced Registration Statement effective at 10:30 a.m., Washington, D.C. time, on Wednesday, March 22, 2006, or as soon thereafter as is practicable.

      Natural Gas Systems, Inc. hereby acknowledges that:

      1. Should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, that act will not foreclose the Commission from taking any action with respect to the filing;

      2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve Natural Gas Systems, Inc. from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and

      3. Natural Gas Systems, Inc. may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
March 22, 2006
Page 2 of 2


      The undersigned understands that this request for acceleration will be considered a confirmation of its awareness of the undersigned's obligations under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the public offering effected pursuant to the Registration Statement.

                                Very truly yours,


                                /s/ Robert S. Herlin
                                ------------------------------------------------
                                Robert S. Herlin
                                President
                                Natural Gas Systems, Inc.


cc:   Carmen Moncada-Terry (by facsimile) (202) 772-9368
      Lawrence P. Schnapp